Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

October 17, 2022

17 October 2022 DLTx to sell all blockchain assets to BMAQ

DLTX

# Disclaimer

NOT FOR DISTRIBUTION OR RELEASE, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OF AMERICA AND THE DISTRICT OF COLUMBIA) (THE "UNITED STATES"), AUSTRALIA, CANADA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA OR JAPAN, OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.

This presentation (the "Presentation") has been produced by DLTx ASA (the "Company", and together with its subsidiaries the "Group") solely for information purposes. "Presentation" means and includes this document and any appendices, any oral presentation given in connection with this Presentation, any question-and-answer session during or after such oral presentation and any written or oral material discussed or distributed during any meeting in which this Presentation is discussed.

The information contained in this Presentation is furnished by the Company and has not been independently verified. No representation or warranty (express or implied) is made as to the accuracy or completeness of any information contained herein. None of the Company or any of its subsidiary undertakings or affiliates or any such person's directors, officers, employees, advisors or representatives (collectively the "Representatives") shall have any liability whatsoever arising directly or indirectly from the use of this Presentation.

This Presentation speaks as of the date hereof. This Presentation does not purport to contain a complete description of the Group or the proposed business combination transaction described herein, nor does it include an audited valuation of the Company and the Group. Each recipient of this Presentation should specifically note that the consummation of the proposed business combination transaction described in this Presentation is subject to several conditions, as described in the business combination agreement between the parties, and summarized in other announcements and materials prepared and issued by the Company, and no assurance can be given that the proposed business combination transaction will actually be consummated. A copy of the business combination agreement will be included in a Current Report on Form 8-K filed by Blockchain Moon Acquisition Corp. with the Securities and Exchange Commission ("SEC") on October 17, 2022 (available at www.sec.gov). The contents of this Presentation must be read in conjunction with, and is qualified in its entirety by, the business combination agreement and other announcements and materials prepared and issued by the Company.

This Presentation includes forward-looking statements that reflect the Company's current views with respect to future events and financial and operational performance. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms "anticipates", "assumes", "believes", "can", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "should", "will", "would" or, in each case, their negative, or other variations or comparable terminology. By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. These forward-looking statements reflect the Company's beliefs, intentions and current expectations as of the date hereof, concerning, among other things, the proposed business combination transaction described herein and future business plan and strategies. These forward-looking statements are not historic facts. The recipients of this Presentation are cautioned that forward-looking statements are not guarantees of future performance and that the actual outcome may differ materially from the forward-looking statements contained in this Presentation. The Company undertakes no obligation to update forward-looking statements except as required by law.

This Presentation does not constitute or form part of, and is not prepared or made in connection with, an offer or invitation to sell, or any solicitation of any offer to subscribe for or purchase any securities and nothing contained herein shall form the basis of any contract or commitment whatsoever. Information in this Presentation should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs.

This Presentation is subject to Norwegian law and any dispute arising out of or in connection with this Presentation is subject to the exclusive jurisdiction of Norwegian courts with Oslo District Court as legal venue.

Highlights Blockchain Moon Acquisition Corp. (“BMAQ”), a Nasdaq listed SPAC, acquires the DLTx blockchain assets The transaction values the assets to be divested at an equity value of approx. USD 106.6 million The transaction will be settled in BMAQ shares, a substantial portion of which will be distributed to DLTx shareholders, and upon distribution such shares will be freely tradeable on Nasdaq Post - transaction, DLTx expects to focus on disruptive and sustainable business models DLTx remains listed on Oslo Børs

Financially Attractive Agreement with Strong Strategic Rationale DLTx: Successfully simplifying investing in Web 3 Attractive deal terms Strong strategic rationale • DLTx has successfully built a portfolio of Web 3 infrastructure companies • Well positioned for leveraging the future growth within decentralized cloud computing, renewable bitcoin mining, and decentralized data relay services • Highly attractive agreement with BMAQ • Proving the underlying value and potential of DLTx assets • Implied equity valuation of the assets being sold of approximately USD 106.6 million • By way of comparison, the market cap for the whole DLTx on Oslo Børs was USD ~20 million at closing 14 Oct 2022 • BMAQ: SPAC pursuing prospective targets that are high growth businesses in blockchain technologies in North America, Europe and Asia • DLTx is currently a minority owner of BMAQ • Strong value case for becoming part of BMAQ • BMAQ has strong management and board with deep experience from crypto and blockchain • DLTx assets benefiting from becoming part of a broader blockchain ecosystem • Attractive Nasdaq listing

DLTx to Divest All Blockchain Assets to BMAQ All distributed ledger technology investments will be included in the sale. Investments currently held in DLTx will be moved to subsidiaries included in the transaction DLTx is divesting all shares in subsidiaries: • DSM Tech Enterprises • DLT Ireland • DLTx Digital Assets • DLTx Cloud • DLTx Ventures • PalCapital Ventures • DLTx Wireless • DLTx Tech • Long Term Data Provision Partners Ltd The DLTx brand is included in the transaction and the company will continue its listing on Oslo Børs under a new name and new ticker after the closing of the transaction Certain major shareholders of DLTx representing a total of approximately 29% of the votes have entered into customary shareholder support agreements , supporting the transaction

Distribution and Post - Transaction DLTx will receive approx. 10,600,000 BMAQ shares, currently valued at USD 10 DLTx intends to distribute a substantial portion of the shares it receives to its shareholders immediately following the closing of the transaction Upon distribution such shares shall be freely tradeable on Nasdaq Post transaction, DLTx will continue its listing on Oslo Børs with a new name and a new ticker Post transaction, DLTx expects to pursue business combinations with companies focusing on disruptive, green, and sustainable business models

14 October 2022 Business combination agreement signed with BMAQ to sell distributed ledger technology assets Q4 2022 DLTx EGM: Amendment of the share options and reduction of share capital 2023 DLTx EGM: Approve distribution of BMAQ shares to DLTx shareholders Expected Timeline 2023 DLTx EGM: Approve the transaction, change of company name and amendment of the Articles of Association 2023 Closing of transaction

Summary Strong strategic fit: Financially attractive: Flexible structure: Next stage: BMAQ acquires the DLTx blockchain assets, accelerating the businesses’ mission of bringing Web 3 infrastructure to the masses Transaction equity value of approx. USD 106.6 million, highlighting the value of DLTx assets Substantial portion of BMAQ shares to be distributed to DLTx shareholders, and upon distribution such shares shall be freely tradeable on Nasdaq DLTx remains listed on Oslo Børs under a new name

Thank You!

DLTx

**Important Information About BMAQ and Where to Find It**

On October 4, 2022, BMAQ filed a definitive proxy statement (the "Extension Proxy Statement") for a special meeting of its stockholders to be held on October 19, 2022 to consider and act upon a proposal to extend the date (the "Termination Date") by which BMAQ must complete an initial business combination to January 21, 2023 (the "Charter Extension Date") and to allow BMAQ, without the need for another stockholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis, up to six times, by an additional one month each time, after the Charter Extension Date, by resolution of BMAQ's board of directors, if requested by Jupiter Sponsor LLC, a Delaware limited liability company and BMAQ's sponsor. The Extension Proxy Statement was mailed to BMAQ stockholders of record as of September 27, 2022. Stockholders may obtain a copy of the Extension Proxy Statement at the website for the Securities and Exchange Commission ("SEC") (www.sec.gov).

Malibu Parent, Inc., a Delaware corporation ("New BMAQ") intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus with respect to New BMAQ's securities to be issued in connection with the proposed business combination (the "Business Combination") and proxy statement with respect to BMAQ's stockholder meeting to vote on the proposed Business Combination (the "Business Combination Proxy Statement"). The Business Combination Proxy Statement will be sent to all BMAQ stockholders. BMAQ or New BMAQ also will file other documents regarding the proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of BMAQ are urged to read the Extension Proxy Statement, registration statement, Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination.

Investors and securityholders will be able to obtain free copies of the Extension Proxy Statement, registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by BMAQ through the website maintained by the SEC at www.sec.gov. The documents filed by BMAQ or New BMAQ with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

**Participants in the Solicitation**

BMAQ, New BMAQ and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BMAQ's stockholders in connection with the proposed Business Combination. BMAQ's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of BMAQ from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by BMAQ with the SEC in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to BMAQ's stockholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus included in the registration statement on Form S-4 for the proposed Business Combination to be filed by New BMAQ with the SEC in connection with the Business Combination.

**No Offer or Solicitation**

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

**Forward-Looking Statements**

This presentation contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx Inc., market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "plan," "targets," "projects," "could," "would," "continue," "forecast" or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by BMAQ and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, BMAQ, the combined company or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed Business Combination on due to the failure to obtain approval of the stockholders of BMAQ or the stockholders of DLTx, or to satisfy other closing conditions of the proposed Business Combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet Nasdaq's listing standards following the consummation of the Business Combination; (6) the risk that the announcement and consummation of the proposed Business Combination disrupts the current plans and operations of DLTx; (7) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain PIPE financing; (12) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of BMAQ's securities; (13) the risk that the proposed Business Combination may not be completed by BMAQ's business combination deadline and the failure to obtain an extension of the business combination deadline if sought by BMAQ; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in BMAQ's Form S-1 (File No. 333-259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAQ intends to file with the SEC, which will include a prospectus and proxy statement of BMAQ, referred to as a proxy statement/prospectus, and other documents filed by BMAQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither BMAQ nor DLTx gives any assurance that either BMAQ or DLTx or the combined company will achieve the expected results set forth in any forward-looking statements. Neither BMAQ nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.